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                               June 3, 2022

       Zheng Wei, Ph.D.
       Chief Executive Officer
       Connect Biopharma Holdings Limited
       Science and Technology Park
       East R&D Building, 3rd Floor
       6 Beijing West Road, Taicang
       Jiangsu, the People   s Republic of China 215400

                                                        Re: Connect Biopharma
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed May 23, 2022
                                                            File No. 333-264340

       Dear Dr. Wei:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3 filed May 23, 2022

       Our Company, page 3

   1. We acknowledge your revised disclosure in response to prior comment 2 that you and your PRC subsidiaries
are not subject to any permission requirements from the CSRC, the
                                                        CAC or other
governmental agency that is required for this offering and that your PRC subsidiaries have
obtained all necessary licenses and approvals to conduct your operations in China. Please advise
whether you relied on outside PRC counsel as the basis for your belief that you are not
subject to the review or required to obtain prior approval, and if so, file a consent.
 Zheng Wei, Ph.D.
Connect Biopharma Holdings Limited
June 3, 2022
Page 2

       Please contact Jane Park at 202-551-7439 or Jason Drory at 202-551-8342 with any questions.



                                                         Sincerely,
FirstName LastNameZheng Wei, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameConnect Biopharma Holdings Limited
                                                         Office of Life
Sciences
June 3, 2022 Page 2
cc:       Michael Sullivan, Esq.
FirstName LastName